Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Increase to Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, October 13, 2016 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that as a result of strong investor demand for its previously announced domestic public offering of $350 million of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 38 (Non-Viability Contingent Capital (NVCC)), the size of the offering has been increased to $600 million. As announced earlier today, the revised offering will be underwritten on a bought-deal basis by a syndicate led by BMO Capital Markets.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com